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07025467

RECEIVED

2007 JUL 25 A 6:27



Mr. Elliot STAFFIN
U.S. Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop Room 36-28
100 F Street, N.E.
Washington, DC 20549

SUPPL

By DHL

RE: L'Air Liquide S.A. (SEC File No. 82-5224)
Rule 12g3-2(b) Exemption

Ladies and Gentlemen:

We make reference to Paragraph II of our letter to the Securities and Exchange Commission dated August 8, 2006.

In accordance with Subparagraph (1)(iv) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended:

- 2 Press release to July 12 and 19
- 1 statement of stock buy-back program in English between July 2 and 6
- 2Euronext Paris Notices to July 5 and 19
- 1 déclaration des opérations réalisées sur les titres de la Société
- 1 formulaire de déclaration d'actions et de droits de vote (French only).

Please acknowledge receipt of the enclosed materials by date-stamping the enclosed copy of this letter and returning it in the self-addressed stamped envelope provided.

If you have any questions or require any further information in respect of the enclosed materials, please contact the undersigned at 33 1 40 62 52 63. Correspondence by facsimile may be directed to the undersigned at 33 1 40 62 54 65.

Very truly yours,

L'AIR LIQUIDE S.A.

By: P/o G. BURAY Paris July 19, 2007
Name: Bruno de La Villarmois
Title: Responsable Service Actionnaires

Encl.

PROCESSED
JUL 26 2007
THOMSON
FINANCIAL

Dew 7/25



Paris, July 19, 2007

Worldwide awards for Air Liquide Electronics

Contacts :

Corporate Communication
Dominique Maire
+33 (0)1 40 62 53 56
Corinne Estrade-Bordry
+ 33 (0)1 40 62 51 31

Investor Relations
Virginia Jeanson
+33 (0)1 40 62 57 37
Aude Rodriguez
+33 (0)1 40 62 57 18

Air Liquide Electronics

With **3,000 employees** and annual sales of **864 million euros** in 2006, Air Liquide Electronics has activities in **ultra-pure** and **specialty gases**, **new molecules**, **related equipment** and **customized services**. The Electronics division management is based in Tokyo, to enhance its proximity to the booming semiconductor market in Asia.

Air Liquide is present at the Semicon West trade show dedicated to **semiconductors** at San Francisco (USA) from July 17-20, 2007. This trade show brings together all customers and suppliers in the semiconductors field.

Air Liquide **Electronics World Business Line** has always been **customer centric**: it focuses on key customers, provides an extended offer and places great importance on being close to the customer.

This global strategy has proven to be effective: **since the beginning of this year Air Liquide Electronics has won a number of prestigious customer awards around the world**.

Christophe Fontaine, Vice-President Electronics, Air Liquide Group, declared: ***"I am extremely pleased and proud of what we have achieved. The many awards we received reflect our customers' appreciation of the Air Liquide Electronics teams worldwide. The dedication, competencies and abilities of our 3,000 employees have been recognized everywhere and I take particular attention to ensure that we help our customers in their willingness to grow efficiently. "***

Air Liquide Electronics China has just received an **"Excellent Supplier"** award from **SMIC (Semiconductor Manufacturing International Corporation)** on July 5th in Shanghai.

SOXAL, Air Liquide's entity in Singapore, has also been awarded the **"Best Supplier Award"** by **SSMC (Systems on Silicon Manufacturing Company)** during the SSMC Supplier Day event last March for its teams' outstanding pro-activeness and responsiveness, and also in recognition of its efficient logistics and supply chain, technical support, quality system and management support.

JAG (Japan Air Gases) won two awards, one as **"Best Supplier 2006"** from **Toshiba** last March based on quality and safety criteria, and one from **Shindengen** last April in recognition of its cost reductions and stability of supply.

Air Liquide Electronics Far Eastern, the Taiwanese joint-venture, received last May for the **third consecutive year**, the award for **"Best supplier"** from **VIS (Vanguard International Semiconductor Corporation)** for its excellent service.

Air Liquide Electronics Europe was recognized last April as the **"Best Supplier 2006"** by **Renesas Europe** in Landshut, Germany, for the quality of its support and services.

And finally, **Air Liquide Electronics US** was presented with the **"2006 Supplier Excellence Award"** from **Texas Instruments** last April in Dallas, Texas, and with the **"2006 Gold Performance Excellence Award"** from **Freescale Semiconductor** this month in Austin, Texas.

*With nearly **37,000 employees** in **72 countries**, Air Liquide is a **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies** and produces **air gases (oxygen, nitrogen, argon, rare gases...) and many other gases including hydrogen.** The Group contributes to the manufacturing of **many everyday products**: bubbles in sparkling beverages, protective atmosphere for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels...*

*Air Liquide is committed to **sustainable development** and helps to **protect life**. Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2006 totaled **10,949 million euros**, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*





Paris, July 12, 2007

Air Liquide expands its industrial merchant capacity in the U.S.

Air Liquide continues to selectively expand production capacity in the U.S. to meet the growing demands of its key industrial markets.

Driven by strong demand in Southern California from the aerospace, defense, food and biotechnology sectors, Air Liquide will increase its production capacity for liquid oxygen and nitrogen by 50% for the **Los Angeles** market (on stream 2Q '08) and will open a new carbon dioxide (CO_2) facility in **Madera, California**.

These investments are in addition to other recent investments which will add overall **1,000 tons per day of new liquid oxygen and nitrogen capacity at Salt Lake City (Utah), Ghent (Kentucky), Longview** and **Freeport (Texas)**, to be on stream by early 2008. Air Liquide will also expand its production and distribution **capabilities of liquid argon by adding 200 tons per day of capacity in 2008**.

These investments in production and distribution are driven by the strength of the U.S. economy in certain regions. They will strengthen **the reliability and efficiency of Air Liquide's industrial gas supply** to better serve its diverse customer base.

Pierre Dufour, member of the Executive Committee, President and CEO Air Liquide America Holdings,Inc stated: ***"Air Liquide's recent investments in certain regions of the U.S. are in line with the company's growth strategies and driven by the country's advanced industrial needs. We recognize the breadth and diversity of the industrial markets in the U.S. and are reaffirming our commitment to meet the ever changing needs of our customers."***

Contacts:

Air Liquide Group
Corporate Communications
Dominique Maire
+33 (0)1 40 62 53 56
Corinne Estrade-Bordry
+ 33 (0)1 40 62 51 31

Investor Relations
Virginia Jeanson
+33 (0)1 40 62 57 37
Aude Rodriguez
+33 (0)1 40 62 57 18

Air Liquide USA LLC
Corporate Communications
Diane Labelle
+1 713 624 8082
Michael Rosen
+1 713 624 8023

Air Liquide's Industrial Merchant business in the U.S.

provides bulk gases and related services to the world's largest and most progressive bulk gas market, bringing value through innovative, reliable solutions to real customer needs.

Air Liquide in the U.S.

employs nearly **4,000 people** and serves thousands of customers from more than **200 locations** across the country.

Air Liquide Industrial U.S. LP



ASU Capacity Expansion
CO_2 Capacity Expansion
ASUs
CO_2
Existing Operations

*With nearly **37,000 employees** in **72 countries**, Air Liquide is a **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced technologies and produces **air gases (oxygen, nitrogen, argon, rare gases...) and many other gases including hydrogen**. The Group contributes to the manufacturing of **many everyday products**: bubbles in sparkling beverages, protective atmosphere for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels...*

*Air Liquide is committed to **sustainable development** and helps to **protect life**. Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2006 totaled **10,949 million euros**, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

www.airliquide.com



Paris, July 2, 2007

Air Liquide finances its new strategy for growth and value creation

Contacts :

Corporate Communication
Dominique Maire
+33 (0)1 40 62 53 56
Corinne Estrade-Bordry
+ 33 (0)1 40 62 51 31

Investor Relations
Virginia Jeanson
+33 (0)1 40 62 57 37
Aude Rodriguez
+33 (0)1 40 62 57 18

Growth ambitions

The emergence of new markets, such as those in the fields of **energy, environment and healthcare**, offers new development prospects for the coming years.

At constant currencies and energy prices, the Group ambition is to **grow revenues progressively over the next five years by between +8 and +10% p.a**.

To finance its growth ambitions announced in February 2007, Air Liquide will, in the near future, access the bond market under its current Euro Medium Term Note (EMTN) program. Complementary financing in euros and yen will be put in place in due course.

These funds will partly **finance the recently finalized acquisitions** of the minority BOC stake in Japan Air Gases, the joint venture shares of BOC in Singapore, Thailand, Vietnam and Brunei, and also the acquisition of Linde UK. These acquisitions, which total approximately **€1 billion,** have enabled Air Liquide to acquire full ownership of these activities.

Over the next five year period (2007-2011) **the Group expects to invest over €10 billion** focusing on emerging markets, hydrogen, energy conversion and healthcare, in order to deliver **accelerated revenue growth of 8-10% p.a. on average over the period**. The Group productivity and efficiency programs should also contribute to further increase its cash flow and net profit.

This accelerated business development combined with the strong distribution policy will deliver **sustainable long term shareholder value**. This value creation will be further enhanced by regular share repurchases equivalent to 2-2.5% of the share capital per year (approximately €500-550 million p.a.) subject to levels of investment, acquisition opportunities and market conditions.

The Group's objective is to **maintain an "A level rating"** in line with the long term nature of its customer relationships while benefiting from favorable financing conditions. During this growth phase, the *net debt to equity ratio* could increase to approximately 80%. Taking into account its capacity to generate strong cash flow and the new growth perspectives, **Air Liquide is confident in its ability to deliver sustained value creation for all its shareholders.**

*With nearly **37,000 employees in 72 countries**, Air Liquide is a **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced technologies and produces **air gases (oxygen, nitrogen, argon, rare gases...)** and many other gases including **hydrogen**. The Group contributes to the manufacturing of many everyday products: bubbles in sparkling beverages, protective atmosphere for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels...*

*Air Liquide is committed to **sustainable development** and helps to **protect life**. Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on trust and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2006 totaled **€10,949 million**, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*



AIR LIQUIDE™

information

Paris, July 12, 2007

Disclosure of share buy-back transactions made by Air Liquide on its own shares between 2 to July 6, 2007

In accordance with the regulations governing Share buy-back programs, Air Liquide hereby declares the following transactions executed on its own shares :

Trading date	Number of shares	Weighted average price	Total amount €
3 July	40,000	96.21 €	3,848,520 €
4 July	40,000	96.46 €	3,858,400 €
5 July	40,000	96.33 €	3,853,320 €
Total period	**120,000**	**96.34 €**	**11,560,240 €**

*With nearly **37,000 employees** in **72 countries**, Air Liquide is a **world leader** in industrial and medical gases and related services. The Group offers **innovative solutions** based on constantly enhanced **technologies** and produces **air gases (oxygen, nitrogen, argon, rare gases...) and many other gases including hydrogen.** The Group contributes to the manufacturing of **many everyday products**: bubbles in sparkling beverages, protective atmosphere for packed foods, oxygen for hospitals and homecare patients, ultra-pure gases for the semiconductor industry, hydrogen to desulfurize fuels...*

*Air Liquide is committed to **sustainable development** and helps to **protect life**. Founded in 1902, Air Liquide has successfully developed a long-term relationship with its shareholders built on **trust** and **transparency** and guided by the principles of **corporate governance**. Since the publication of its first consolidated financial statements in 1971, Air Liquide has posted **strong and steady earnings growth**. Sales in 2006 totaled **10,949 million euros**, with sales outside France accounting for almost 80%. Air Liquide is listed on the Paris stock exchange and is a component of the CAC 40 and Eurostoxx 50 indices (ISIN code FR 0000120073).*

For further information, please contact:

Shareholder Services
Bernard Giroux ☎ ***+ 33 (0)1 40 62 54 42***

Investor Relations
Virginia JEANSON ☎ ***+ 33 (0)1 40 62 57 50***

www.airliquide.com



Euronext Notice

CORPORATE EVENT NOTICE >> Augmentation du nombre d'actions en circulation

L'AIR LIQUIDE

Place	Paris	Date	19/07/2007
N° Avis	PAR_20070719_8432_EUR	Marché	Eurolist by Euronext

Augmentation du nombre d'actions en circulation

Euronext fait connaître que 120504 actions nouvelles émises par L'AIR LIQUIDE, immédiatement assimilables aux actions existantes, seront admises sur Eurolist by Euronext à partir du 23/07/2007.

Ancien nombre de titres en circulation:	241808372
Nombre de titres à admettre:	120504
Nouveau nombre de titres en circulation:	241928876
Origine:	Levées d'options

Libellé:	AIR LIQUIDE		
ISIN:	FR0000120073	Code Euronext:	FR0000120073
Mnémonique:	AI		

****

CORPORATE EVENT NOTICE >> Increase of the number of outstanding shares

L'AIR LIQUIDE

Location	Paris	Date	19/07/2007

Notice PAR_20070719_8432_EUR Market Eurolist by Euronext

Increase of the number of outstanding shares

120504 new shares issued by L'AIR LIQUIDE, immediately assimilated with the existing shares, will be listed on the market Eurolist by Euronext as of 23/07/2007:

Old number of outstanding shares:	241808372
Number of shares to be listed:	120504
New number of outstanding shares:	241928876
Reason:	Exercise of options

Designation:	AIR LIQUIDE		
ISIN:	FR0000120073	Euronext code:	FR0000120073
Symbol:	AI		

****

Euronext Notice



CORPORATE EVENT NOTICE >> Augmentation du nombre d'actions en circulation

L'AIR LIQUIDE

Place	Paris	Date	05/07/2007
N° Avis	PAR_20070705_8202_EUR	Marché	Eurolist by Euronext

Augmentation du nombre d'actions en circulation

Euronext fait connaître que 24356 actions nouvelles émises par L'AIR LIQUIDE, immédiatement assimilables aux actions existantes, seront admises sur Eurolist by Euronext à partir du 09/07/2007.

Ancien nombre de titres en circulation:	241710910
Nombre de titres à admettre:	24356
Nouveau nombre de titres en circulation:	241735266
Origine:	Levées d'options

Libellé:	AIR LIQUIDE		
ISIN:	FR0000120073	Code Euronext:	FR0000120073
Mnémonique:	AI		

****

CORPORATE EVENT NOTICE >> Increase of the number of outstanding shares

L'AIR LIQUIDE

Location	Paris	Date	05/07/2007

Notice	PAR_20070705_8202_EUR	Market	Eurolist by Euronext

Increase of the number of outstanding shares

24356 new shares issued by L'AIR LIQUIDE, immediately assimilated with the existing shares, will be listed on the market Eurolist by Euronext as of 09/07/2007:

Old number of outstanding shares:	241710910
Number of shares to be listed:	24356
New number of outstanding shares:	241735266
Reason:	Exercise of options

Designation:	AIR LIQUIDE		
ISIN:	FR0000120073	Euronext code:	FR0000120073
Symbol:	AI		

****

DÉCLARATION DES OPÉRATIONS RÉALISÉES SUR LES TITRES DE LA SOCIÉTÉ
1. L'AIR LIQUIDE S.A.
2. IDENTIFICATION DU DÉCLARANT POTIER Benoît Président-Directeur Général
3. DESCRIPTION DE L'INSTRUMENT FINANCIER Actions .... ☐ Autres types d'instruments financiers ...... ☒
4. NATURE DE L'OPÉRATION Acquisition .... ☐ Cession ....☐ Souscription .... ☒ Échange .... ☐
5. DATE DE L'OPÉRATION 06/07/2007
6. LIEU DE L'OPÉRATION : EURONEXT PARIS
7. PRIX UNITAIRE 52,160 €
8. MONTANT DE L'OPÉRATION 584.192 €

Coordonnées du déclarant ou de son représentant : Service Actionnaires de L'AIR LIQUIDE

Adresse : 75 Quai d'Orsay – 75007 PARIS

Téléphone : 0.800.16.61.79

Fax :01 40 62 54 65

AMF

FORMULAIRE DE DECLARATION D'ACTIONS ET DE DROITS DE VOTE

Modèle à adresser en application de l'article L. 233-8 II du code de commerce à

AMF
Autorité des marchés financiers
Direction des Emetteurs
17, place de la bourse
75002 PARIS

Tel : **01 53 45 62 77/48** Fax : **01 53 45 62 68**

En application de l'article L. 233-8 II du code de commerce et de l'article 222-12-5 du règlement général de l'AMF, les sociétés dont des actions sont admises aux négociations sur un marché réglementé publient sur leur site Internet et transmettent à l'AMF, à la fin de chaque mois, le nombre total de droits de vote et le nombre d'actions composant le capital de la société s'ils ont varié par rapport à ceux publiés antérieurement. Ces sociétés sont réputées remplir l'obligation prévue au I de l'article L. 233-8 du code de commerce.

- **Coordonnées de la personne chargée de suivre le présent dossier :**
  - Nom et Prénom : ...**BURAY Geneviève**..
  - Tel : **01 40 62 52 63**... Fax : **01 40 62 54 65** Email : **genevieve.buray@airliquide.com**

- **Société déclarante :**
  - Dénomination sociale : ...**L'AIR LIQUIDE**...
  - Adresse du siège social : ...**75 Quai d'Orsay – 75007 PARIS**...
  - Marché Réglementé (Eurolist) :

☒ *Compartiment A* ☐*Compartiment B* ☐*Compartiment C*

Nombre total d'actions composant le capital de la société déclarante : **241.735.266**...........................

Nombre total de droits de vote de la société déclarante : ...... **241.735.266**...
(comme le prévoit le dernier alinéa de l'article 222-12 du règlement général, le nombre total de droits de vote est calculé sur la base de l'ensemble des actions auxquelles sont attachés des droits de vote, y compris les actions privées de droit de vote).

- Origine de la variation : ...**Levée d'options** ....
- Date à laquelle cette variation a été constatée : ...**30/06/2007**..

Lors de la précédente déclaration en date du ...**31/05/2007**...........

- le nombre total d'actions était égal à **120.774.228** (avant division par 2 du nominal réalisée le 13/6/07)
- le nombre total de droits de vote était égal à **120. 774.228**(avant division par 2 du nominal réalisée le 13/6/07)

- **Présence dans les statuts d'une clause imposant une obligation de déclaration de franchissement de seuil complémentaire de celle ayant trait aux seuils légaux**
  (cette information n'est pas exigée par la loi, elle sera donc donnée sur une base facultative, l'objectif de l'AMF étant de pouvoir signaler aux actionnaires des sociétés admises sur un marché réglementé l'existence de telles clauses)
  ☒ OUI L'Article 9 des Statuts stipule que : Outre les obligations légales de déclaration à la société, toute personne venant à posséder, directement ou indirectement, seul ou de concert, une fraction de capital ou des droits de vote de la société égale ou supérieure à 2% ou à un multiple de 2% du capital ou des droits de vote (y compris au-delà du seuil de 5%), est tenue d'informer la société dans le délai de quinze jours à compter de la date de franchissement du seuil, et ce indépendamment le cas échéant de la date du transfert effectif de la propriété des titres. Le déclarant devra indiquer le nombre de titres de capital et de valeurs mobilières donnant accès au capital qu'il a en sa possession à la date de sa déclaration. Tout franchissement à la baisse du seuil de 2% ou d'un multiple de 2% du capital ou des droits de vote devra être déclaré de la même manière.

Fait à Paris, le 6 juillet 2007
Signature :
Bernard GIROUX
Direction du Service actionnaires

Les données à caractère personnel collectées par le biais de ce formulaire font l'objet d'un traitement informatique réservé à l'usage exclusif de l'AMF pour l'accomplissement de ses missions. Conformément à la loi n° 78-17 du 6 Janvier 1978 relative à l'informatique, aux fichiers et aux libertés, les personnes physiques concernées peuvent exercer leur droit d'accès aux données, et le cas échéant, les faire rectifier en s'adressant à la Direction des Emetteurs de l'AMF

END